UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34988

Sky-mobi Limited
(Exact name of registrant as specified in its charter)

10/F, Building B, United Mansion No. 2 Zijinghua Road, Hangzhou Zhejiang 310013 People’s Republic of China
+(86) 571-8777-0978
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value US$0.00005 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky-mobi Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 28, 2016	Sky-mobi Limited

	By:	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Chief Executive Officer